UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the notice, proxy statement and proxy card of Scorpio Tankers Inc. (the "Company") for the Company's 2016 Annual Meeting of Shareholders scheduled to be held on June 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC. (registrant)

Dated: May 3, 2016

	By:	/s/ Brian Lee
Brian Lee Chief Financial Officer

Exhibit 1

April 21, 2016
TO THE SHAREHOLDERS OF SCORPIO TANKERS INC.
Enclosed is a Notice of the 2016 Annual Meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Scorpio Tankers Inc. (the "Company"), which will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on June 1, 2016 at 9:00 a.m., the Company's Proxy Statement and certain other related materials. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2015 (the "Annual Report") may be found at http://www.edocumentview.com/STNG. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
At the Meeting, Shareholders will consider and vote upon the following proposals:
1	To elect three Class III Directors to serve until the 2019 Annual Meeting of Shareholders ("Proposal One");
2.	To approve the appointment of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2016 ("Proposal Two"); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the following is required to adopt the proposals: (1) adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election; and (2) adoption of Proposal Two requires the vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 11, 2016.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

/s/ Emanuele Lauro
Emanuele Lauro
Chairman and Chief Executive Officer

Monaco	New York
Le Millenium, 9, Boulevard Charles III, Monaco MC 98000	150 East 58th Street - New York, NY 10155, USA
Tel: +377 9798 5716; Fax: +377 92 05 31 46	Tel: +1 212 542 1616; Fax: +1 212 542 1618

e-mail & website: info@scorpiotankers.com
www.scorpiotankers.com

SCORPIO TANKERS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 21, 2016
NOTICE IS HEREBY given that the 2016 Annual Meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Scorpio Tankers Inc. (the "Company") will be held on June 1, 2016 at 9:00 a.m., at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 for the following purposes, of which proposals 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1	To elect three Class III Directors to serve until the 2019 Annual Meeting of Shareholders;
2.	To approve the appointment of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2016; and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on April 11, 2016 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 11, 2016.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE

OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2015 (the "Annual Report"), may be found at http://www.edocumentview.com/STNG. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Anoushka Kachelo
Anoushka Kachelo Secretary

April 21, 2016
 Monaco

SCORPIO TANKERS INC.
LE MILLENIUM, 9, BOULEVARD CHARLES III, MONACO MC 98000
___________________________________
PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 1, 2016
___________________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
General
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Scorpio Tankers Inc., a Marshall Islands corporation (the "Company"), for use at the 2016 Annual Meeting of holders of common shares of the Company (the "Shareholders") to be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on June 1, 2016 at 9:00 a.m., or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Meeting. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders entitled to vote at the Meeting on or about April 21, 2016. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2015 (the "Annual Report") may be found at http://www.edocumentview.com/STNG. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
Voting Rights and Outstanding Shares
On April 11, 2016 (the "Record Date"), the Company had issued and outstanding 173,035,794 common shares, par value $0.01 per share (the "Common Shares"). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders of record (in person or by proxy) holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned signed without instructions will be voted FOR the proposals set forth on the Notice of Meeting.
The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "STNG."
Revocability of Proxies
A Shareholder may revoke its proxy at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has eight directors divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is elected and has qualified. The terms of our Class III Directors expire at the Meeting. The terms of the newly elected Class III Directors will expire at the Company's 2019 Annual Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company's Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Alexandre Albertini	39	Class III Director
Marianne Økland	53	Class III Director
Cameron Mackey	47	Class III Director

Alexandre Albertini, Director
Alexandre Albertini serves and has served on the Company's board of directors since the closing of our initial public offering in April 2010. Mr. Albertini has more than 19 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a dry bulk ship management company, since 1997, and has served as its CEO since October 2010. Marfin operates nine vessels, providing services such as technical, commercial, and crew management as well as insurance, legal, financial, and information technology. He also serves as President of Ant. Topic srl, a vessel and crewing agent based in Trieste, Italy. Mr. Albertini serves on the board of a private company in addition to various trade associations; BIMCO, Monaco Chamber of Shipping, Intermanager, FEDEM and was recently appointed as a Director of The Steamship Mutual Underwriting Association (Bermuda) Limited.
Marianne Økland, Director
Marianne Økland serves and has served on the Company's board of directors since April 2013. Mrs. Økland is also a Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital. In addition, she is a non-executive director at each of Islandsbanki (Iceland), IDFC Limited, IDFC NOFHC and IDFC Alternatives (India). She also serves on the Audit Committees of IDFC Limited and Islandsbanki. Previously, she was a non-executive director at NLB (Slovenia). Between 1993 and 2008, Mrs. Økland held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Mrs. Økland has led many transactions for large Nordic banks and insurance companies, including some of the most significant mergers and acquisitions in these sectors. Between 1990 and 1993, Mrs. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Mrs. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
Cameron Mackey, Chief Operating Officer and Director
Cameron Mackey serves and has served as the Company's Chief Operating Officer since the closing of its initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers Inc. (NYSE: SALT). He joined the Scorpio group of companies ("Scorpio Group") in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Required Vote. Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
 INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2016.
PricewaterhouseCoopers Audit has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDIT AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
ELECTRONIC DELIVERY
Shareholders can access documents related to the Meeting, including the Company's latest Annual Report, at: http://www.edocumentview.com/STNG.
For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, Shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.
EFFECT OF ABSTENTIONS
An "abstention" occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to "for" or "withhold"). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal Two has been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board

/s/ Anoushka Kachelo
Anoushka Kachelo Secretary

April 21, 2016
 Monaco

SCORPIO Tankers

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK_______________

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DESIGNATION (IF ANY)
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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on June 1, 2016.

Vote by Internet

- Go to **www.envisionreports.com/STNG**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card 1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1 and FOR Proposal 2.

1. Election of Directors:

	For	Withhold
01 - Alexandre Albertini	☐	☐
02 - Marianne Okland	☐	☐
03 - Cameron Mackey	☐	☐

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B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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02CAKC

2016 Annual Meeting Admission Ticket

2016 Annual Meeting of
Scorpio Tankers Inc. Shareholders

June 1, 2016, 9:00 a.m. Local Time
Office of Scorpio Commercial Management S.A.M.,
Le Millenium, 9, Boulevard Charles III, Monaco MC 98000

Upon arrival, please present this admission ticket and photo identification at the registration desk.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

SCORPIO Tankers

Proxy — Scorpio Tankers Inc.

Notice of 2016 Annual Meeting of Shareholders.

Office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000
Proxy Solicited by Board of Directors for Annual Meeting - (June 1, 2016)

The undersigned shareholder hereby appoints Emanuele A. Lauro and Anoushka Kachelo, and each of them individually, with the power to act without the other and with the full power of substitution, as proxies, and hereby authorizes them to represent the undersigned and to vote, as provided on the other side of this card, all of the shares of Scorpio Tankers Inc., that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before the 2016 Annual Meeting of Shareholders to be held at 09:00 a.m., local time, on June 1, 2016 at the Office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000, or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the Meeting. **THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.**

(Items to be voted appear on the reverse side.)